Exhibit 99.3

Bild am Sonntag article "More strength for new medicines," dated May 26, 2006

March 26, 2006	Edition 2306435	Current Events, Politics

Bayer Chief Werner Wenning about the fusion with Schering, demands on the government and the salaries of politicians

"More strength for new medicines"

By Helmut Boger and Bernd Schwedhelm

Bild am Sonntag: Soon you will have been with Bayer for 40 years. Is Schering a gift on this anniversary?

Werner Wenning:    No it was coincidence. On March 13 shortly after I heard about the hostile takeover plans by Merck, I called my colleague Hubertus Erlen of Schering and agreed to further talks. I am happy that we have been able to keep this mutual project a secret until this past Thursday.

How many people knew about it?

In the beginning only very few people.

Were there any desenting votes on the supervisory board?

On Thursday the decision by the supervisory board was unanimous.

Does this fusion only benefit the companies or also those people who need medicine?

I expect that our combination will create an innovation spark. We have more strength to develop new medicines and to bring them to market faster.

In which areas?

For example in cancer medication or the reduction of risks in the heart and circulation area. In total four preparations are now already registered and 19 projects are already very far advanced.

In the next weeks the grand coalition intends to finally tackle health care reform. What do you hope for?

The development of a new medication costs on average 800 million Euros. A pharmaceutical company must first earn this money. Yet many new medications are going to be thrown in the calculation mix with older drugs, that means, that insurance will only pay the lowest price. This makes research more difficult and patients are denied modern therapies. This rule should be changed as soon a possible.

You have said that this fusion could cost 6000 jobs worldwide. Will there be terminations in Germany?

It is too early to cite final figures here but Bayer has experience with the integration of companies. Teams from both companies will closely examine the question of employment. All employees should feel that they have been fairly treated. There will be no winners and no losers. It does not matter whether someone was with Bayer or Schering-the best people must get the jobs.

Chancellor Merkel has commented with concern over possible reduction in jobs.

I understand the concerns of the Chancellor. So, as I have already telephoned with the governing mayor of Berlin, Klaus Wowereit, I will also speak with Ms. Merkel to explain the strategy and our plans.

Can the Cartel Office stop the fusion?

I do not see any antitrust law problems.

Deutsche Bank chief Ackermann with an annual salary of 11.9 million Euros the best paid manager in Germany. Do you feel underpaid with your 2.7 million Euro?

I grant each their salary. It is however different in each business. Yet in Germany one should get used to the fact that managers' salaries need to be competitive internationally.

Will you earn more through the fusion?

No, the fusion does not have anything to do with my salary. The compensation system at Bayer is variable...

In the case of lower profits your salary could indeed sink?

Yes.

Is the income of top politicians fair?

No. When a politician delivers good work they should be also be appropriately paid. The salaries of members of government in Germany are clearly to low.

Photo caption:
Faithful to the Firm
Almost 40 years ago Werner Wenning(59) started at Bayer. Four years ago he became Chief Executive. On his lapel he wears the Bayer Cross.